SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|         Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|         No |X|

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 14, 2003	REUTERS GROUP PLC (Registrant) By: /s/ Nancy C. Gardner ——————————————

3 February 2003.    Reuters Market Data System Now Available To Customers On Linux

Reuters collaborates with HP, Intel and Red Hat to reduce cost and improve service for financial institutions

London — Reuters (London: RTR.L), the global information company today announced that Reuters Market Data System (RMDS) is now available on Intel®-based industry-standard HP ProLiant servers running Red Hat Linux Advanced Server. Through an alliance with HP, Intel Corporation and Red Hat, Reuters can now support financial institutions that are interested in moving to Intel-based systems and Linux to reduce cost and improve the flexibility and performance of their market data platforms.

RMDS on Linux (http://www.rmds-linux.com) is the first major commercial example of the open systems movement in financial services thus far, and is gaining ground quickly among financial institutions by providing an alternative to proprietary operating systems. Initial testing on RMDS revealed that performance on a Linux based system was between two and five times greater than that of a competing Unix platform.

RMDS integrates the crucial real-time data and news that a financial institution uses to make its trading decisions and interact with the markets. The system delivers information to thousands of users and applications throughout the institution and across the Internet. RMDS combines the best elements of the most widely installed market data systems, Reuters Triarch and the TIB Market Data Distribution System, while enhancing them with components that improve cost of ownership, scalability, and business flexibility.

The four alliance partners collectively participated in the porting, testing and optimisation of RMDS on HP ProLiant servers running Red Hat Linux Advanced Server, powered by Intel® Xeon™ processors.

“Increasingly, the financial services industry is deploying Linux systems because of the price/performance benefits over Unix/RISC, the ease of porting applications from Unix to Linux and the flexibility and lack of vendor lock-in of a Linux solution,” according to Stacey Quandt, Research Analyst, Giga Information Group.

Peter Lankford, Head of Real-Time Content Management Solutions, Reuters said, “Customers see RMDS on Linux as an important way to reduce their costs of operation, while improving operational efficiencies. By working with HP, Intel and Red Hat on this project from inception, we can ensure that RMDS on Linux provides the stability, performance, and integrity that our customers have come to expect from Reuters.”

“HP is the worldwide market share leader for Linux-based server shipments and offers the most comprehensive portfolio of Linux solutions for the enterprise,” said Judy Chavis, Worldwide Linux Director, HP Industry Standard Servers. “By choosing HP ProLiant servers, Reuters can confidently offer customers RMDS on Linux with the economic benefits of industry-standard computing.”

“The delivery of open, standards-based technology is essential to lowering costs, improving choice and increasing performance of financial services solutions,” said Deborah Conrad, Vice President, Intel Solutions Market Development Group. “With the introduction of RMDS for Intel-based HP ProLiant servers, Reuters is offering its customers, and the financial services industry a cost-effective and high performance infrastructure for managing market data.”

“Red Hat has demonstrated that customers migrating to our Advanced Server platform can dramatically increase the capacity and performance of their pricing and trading systems,” said Mike Evans, Vice President of Business Development at Red Hat. “Through this partnership, Reuters can now meet this increased demand and continue to provide the quality that customers have come to expect when using RMDS.”

End

Contact

Kyle Arteaga/Nancy Bobrowitz
Reuters Media Relations/Investor Relations — US
Tel: + 1 646 223 5222
kyle.arteaga@reuters.com

Susan Allsopp
Reuters Media Relations—UK
Tel: +44 20 7542 8404
Susan.allsopp@reuters.com

Elizabeth Phillips
HP Media Relations
Tel: +1 408 447 4534
Elizabeth.phillips2@hp.com

Dayna Muller
Red Hat Media Relations x44330
Tel: + 1 919 754 3700
dmuller@redhat.com

Leigh Day
Red Hat Media Relations x44369
Tel: + 1 919 754 3700
lday@redhat.com

Seth Walker
Intel Media Relations
Tel: +1 503 264 2190
seth.walker@intel.com

NOTE TO EDITORS:

Reuters

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals. Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity. Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality. We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency. In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

HP

HP is a leading global provider of technology products, solutions and services to consumers and businesses. The company’s offerings span IT infrastructure, personal computing and access devices, global services and imaging and printing. The merged company had combined revenue of approximately $81.7 billion in fiscal 2001 and operations in more than 160 countries. Information about HP and its products can be found at http://www.hp.com.

Red Hat

Red Hat (Nasdaq:RHAT) is the world’s premier open source and Linux provider. Red Hat is headquartered in Raleigh, N.C. and has offices worldwide. Please visit Red Hat on the Web at www.redhat.com. For investor inquiries, contact Gabriel Szulik at Red Hat, (919) 754-3700.

LINUX is a trademark of Linus Torvalds. RED HAT is a registered trademark of Red Hat, Inc.

4 February 2003.    REUTERS APPOINTS NEW HR DIRECTOR

London – Reuters today announced the appointment of Chris Verougstraete as Director of Human Resources, effective 1 March 2003. In this role he will assume executive responsibility for human resources strategy and execution throughout the Group. He will report to Tom Glocer, Reuters Chief Executive.

Verougstraete, 52 and a Belgian national, was until recently Executive Vice President for Human Resources at Interbrew, the international brewer based in Brussels, which employs over 37,000 employees worldwide. Prior to that, he held senior human resources positions at three multi-national companies, Alcatel, Monsanto, and Sabena.

Tom Glocer, Reuters Chief Executive, said, “An important aspect of the ambitious transformation programme we have underway at Reuters is the recruitment of experienced professionals to strengthen our senior team. As a member of the Group Management Committee Chris will help us focus on the development, motivation and performance of our staff in a period of rapid change.”

END

Contact:

Yvonne Diaz
PR Director, Reuters
Tel +44 20 7542 2615
yvonne.diaz@reuters.com

Note to Editors

Biography

Chris Verougstraete, 52, was EVP for Human Resources at Interbrew. He reported to the Group Chief Executive based in Leuven, leading all aspects of organisational change including integrating new acquisitions and managing disposals. Before that, he was based in Paris as HR Director for the Telecoms division of Alcatel, a leading supplier of telecommunications infrastructure. Other HR positions have included HR Director for GEC Alstom and a HR Director for Monsanto. He began his career holding various HR roles at Sabena, the Belgian national airline. Mr. Verougstraete holds a law degree and an MBA from the University of Ghent. He is married with three children.

Chris Verougstraete’s appointment follows that of Simon Walker as Director of Corporate Communications, which was announced last month.

-more-

Reuters

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals. Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity. Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality. We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency. In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

NEWS RELEASE

01/03

11 February 2003

INSTINET Q4 AND 2002 RESULTS – IN STERLING AND UNDER UK GAAP

London – Instinet, which is 63% owned by Reuters Group, published its financial results for 2002 today. These results are published under US GAAP. The equivalent set of figures in sterling and under UK GAAP, shown in the table below, will be included in Reuters Group’s own results announcement due for release on 18 February.

Reuters Group will include a £370 million loss before tax in respect of Instinet. This includes a normalised operating loss before restructuring of £14 million, restructuring charges of £96 million, amortisation of £21 million and a non-cash impairment charge with respect to Instinet goodwill and investments totalling £246 million.

Instinet’s full statement follows at the end of this press release.

£m	Year to 31 December			% Change Underlying
	2002	2001	Actual

Revenue	592	854	(31%)	(34%)

Normalised operating (loss)/profit before restructuring	(14)	178	(108%)	(100%)
Restructuring costs	(96)	(17)

Normalised operating (loss)/profit	(110)	161	(169%)	(160%)
Affiliates loss	(1)	—
Net interest	6	15

Normalised profit before taxation	(105)	176	(160%)	(152%)
Amortisation	(21)	(15)
Impairments:
- goodwill	(208)	—
- investments	(38)	(13)
Net gains on investments	2	—

(Loss)/profit before taxation	(370)	148
Taxation	30	(75)

(Loss)/profit after taxation	(340)	73

Normalised profits and losses exclude amortisation of goodwill and other intangible assets, impairment charges and gains and losses on the disposal of fixed asset investments.

Underlying growth excludes acquisitions and disposals since 1 January 2001, stated at comparable exchange rates.

Reconciliation of Instinet results for the year to 31 December 2002

The following is a reconciliation of the unaudited results for 2002 of Instinet under US GAAP as released by Instinet on 11 February 2003, to the numbers shown above under UK GAAP.

	Revenue	Loss after taxation/net loss

Per Instinet results - US GAAP (US$m)	1,059	(735)
Adjustments to UK GAAP
- Soft dollar commission	(217)	0
- Interest	(20)	0
- Mark-to-market of investments	59	0
- Goodwill amortisation / impairment	—	233
- Taxes on income	—	(19)
- Other including currency translation	—	14

Instinet results - UK GAAP (US$m)	881	(507)

Instinet results - UK GAAP (£m)	592	(340)

An exchange rate of US$1.49 has been used, being the average rate for the year.

Explanation of adjustments

Revenue

A significant part of the adjustment from US GAAP to UK GAAP relates to soft dollar commission, primarily relating to the purchase of third party research products, as well as payments made as part of Instinet’s commission recapture services. Under US GAAP Instinet reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP these revenues and costs are not grossed up but are netted against each other.

Other revenue adjustments include interest income and mark-to-market gains and losses on investments held at the balance sheet date, both of which are not included as revenue under UK GAAP.

Loss after taxation/net loss

Included in the net loss under US GAAP is an impairment of $552 million in respect of goodwill written off by Instinet at the end of the third quarter. This non-cash charge was higher under US GAAP than the equivalent charge under UK GAAP principally due to the US requirement to record goodwill resulting from the acquisition of Island ECN based on the Instinet share price at the date of the announcement. UK GAAP uses the share price at the date of completion, which in this instance was a lower price.

Other net loss adjustments include taxes on profits, stock based compensation costs and currency translation differences.

END

Contact:

Simon Walker
Director of Corporate Communications
Tel + 44 20 7542 7800
simon.walker@reuters.com

Miriam McKay
Head of Investor Relations
Tel +44.20 7542 7057
miriam.mckay@reuters.com

INSTINET ANNOUNCES FOURTH QUARTER AND 2002 RESULTS

Investor Relations:

John Pitt
Instinet Group Incorporated
212 310 7481
john.pitt@instinet.com

Media Relations:

Silvia Davi
Instinet Group Incorporated
212 310 7792
silvia.davi@instinet.com

NEW YORK, February 11, 2003 – Instinet Group Incorporated (Nasdaq: INET) today announced a fourth quarter 2002 net loss of $112 million, or $0.34 per share, compared to net income of $46 million, or $0.18 per share, for the fourth quarter of 2001.(1) The pro forma operating loss was $10 million, or $0.03 per share, for the fourth quarter of 2002. The pro forma operating loss excludes restructuring charges, investment gains and losses, discontinued operations and the related tax effect of those items.(2)

For the year ended December 31, 2002, the net loss was $735 million or $2.71 per share, compared to net income of $145 million, or $0.63 per share for 2001. The pro forma operating loss for the year ended December 31, 2002 was $8 million or $0.03 per share. The pro forma operating loss for the full year excludes goodwill impairment, restructuring charges, investment gains and losses, discontinued operations, change in accounting principle, and the related tax effect of those items.

Ed Nicoll, Chief Executive Officer of Instinet, commented: “This has been a tough quarter for us, but we are moving ahead to position ourselves for long-term growth and profitability. We are on schedule to reduce our annualized costs by $100 million by the end of 2003, which will result in a leaner and more efficient company. We will also continue to provide our customers with the insight and expertise in the marketplace that flow directly from our combination of professionalism, superior liquidity, state-of-the art technology, and global execution infrastructure. Especially in a challenging economic environment, our customers will demand the most innovative and efficient electronic marketplace. We’ll be there to deliver for them.”

Business Highlights

•	Our clients traded 36.8 billion U.S. equity shares through Instinet in the fourth quarter of 2002, up 113% from 17.2 billion shares executed in the fourth quarter of 2001, and up 39% from 26.5 billion shares executed in the third quarter of 2002. (This includes volume from all Instinet Group subsidiaries.) The Island ECN accounted for 15.5 billion shares of this volume in the fourth quarter of 2002.

•	U.S. equity shares executed through Instinet during the fourth quarter of 2002 consisted of 31.2 billion Nasdaq-listed shares and 5.6 billion exchange-listed shares. Island ECN accounted for 13.4 billion of this Nasdaq-listed share volume and 2.1 billion of this exchange-listed share volume.

•	Our share of total U.S. equity volume was 16.1% in the fourth quarter. This compares to 7.8% in the fourth quarter of 2001.

•	Our share of Nasdaq-listed equity volume was 29.7% in the fourth quarter, and our share of U.S. exchange-listed equity volume was 4.5%.

•	Our annualized fixed-cost base was $665 million in the fourth quarter. This was $31 million, or 4%, below its level in the fourth quarter of 2001. Island contributed an increase of $15 million to our fourth-quarter fixed cost base. (The fixed-cost base excludes non-recurring expenses — charges for goodwill impairment, restructuring and insurance recovery of World Trade Center losses — and variable costs, including soft dollar and commission recapture, brokerage, clearing and exchange fees, and broker-dealer rebates.)

Financial Performance

Revenues

Total revenues for the fourth quarter were $267 million, down 23% from the fourth quarter of 2001.

Transaction fee revenue for the fourth quarter was $278 million, down 13% from the comparable period in 2001. Net of soft dollar expenses and commission recapture expenses, and broker-dealer rebates, fourth-quarter net transaction fee revenue declined 34% from the fourth quarter of 2001.

Net transaction fee revenue from U.S. equity transactions for the fourth quarter was $134 million, down 37% from the year-ago quarter due to a decline in revenue per share that more than offset an increase in volume. The decline in revenue per share was primarily the result of a reduction in the broker-dealer pricing schedule that we implemented in March 2002, offset by the inclusion of Island’s revenues in the fourth quarter of 2002.

Net transaction fee revenue from U.S. equities traded by U.S. broker-dealers represented approximately 42% of total net transaction fee revenue in the fourth quarter of 2002 compared to 44% in the fourth quarter of 2001. Buy-side institutions trading U.S. equities made up approximately 54% of total net transaction fee revenue in the fourth quarter of 2002 and in the comparable period in 2001.

Net transaction fee revenue from non-U.S. equities decreased from the previous quarter, and consisted of 21% of the total, compared to 18% a year earlier.

Interest income for the fourth quarter was $9 million, down 26% from the comparable period in 2001, primarily due to lower interest rates which affect our securities lending activities, as well as a reduction in cash balances following the payment of our $249 million special dividend in October.

During the quarter, Instinet recorded a net investment loss of $20 million, resulting mainly from a write-down in the carrying value of some of the company’s non-public investments.

Expenses

Instinet’s total expenses from continuing operations for the fourth quarter of 2002 were $372 million, up 36% from the comparable period in 2001, with our acquisition of Island accounting for 55% of the increase. Excluding the $62 million restructuring charge in the fourth quarter of 2002 and the $1 million restructuring charge in the fourth quarter of 2001, expenses were $310 million, up approximately 14% from the fourth quarter of 2001.

•	Compensation and benefits expense was $61 million in the fourth quarter of 2002, down 28% from the comparable period the previous year, reflecting substantially lower staff levels, partially offset by an increase due to our acquisition of Island.

•	Soft dollar and commission recapture expense fell 14% to $50 million from the fourth quarter of 2001. Higher commission recapture revenue from plan sponsors was offset by lower soft dollar revenue in line with a decrease in trading volumes.

•	Brokerage, clearing and exchange fees were $37 million, down 8% from the prior year’s quarter, reflecting lower regulatory fees and increased trade compression, partially offset by an increase due to our acquisition of Island.

•	Broker-dealer rebates, introduced in March 2002, were $57 million for the fourth quarter of 2002.

•	Communications and equipment expense was $37 million, up 11% due to accelerated charges associated with the migration of clients off our proprietary high-speed network and onto the Radianz network, and the inclusion of Island for the fourth quarter.

•	Depreciation and amortization expense was $25 million, up 16% from the year-ago quarter, primarily due to the amortization of intangible assets, which arose from our acquisition of Island, offset by the exclusion of goodwill amortization as a result of accounting changes.

Balance Sheet

At December 31, 2002, Instinet had net cash (cash and cash equivalents and securities owned less short-term borrowings) of approximately $595 million, $894 million of tangible net assets, and shareholders’ equity of $1 billion. There were approximately 331 million shares of common stock outstanding.

Cost Reduction

During the fourth quarter, Instinet commenced a cost-reduction plan to reduce operating costs by $100 million on an annualized basis by the end of 2003. As part of this plan, the company reduced its workforce by 300, or approximately 17% of its full-time employees, both in the U.S. and in its international operations, and consolidated office space within the New York City area. A restructuring charge of $62 million was recorded for the fourth quarter in connection with these measures.

Instinet’s Chief Financial Officer, John Fay, commented: “We have implemented a plan to produce a leaner and more efficient cost structure. We intend to look for more savings from the integration of Instinet and Island as the year progresses.”

Operating Review

Important operating achievements during the quarter included:

•	Instinet Trading Portal(SM), the company’s new front-end trading application, was deployed at over 600 Instinet client sites by the end of the fourth quarter. This was well ahead of the company’s original year-end deployment target of 400. Portal now contributes approximately 20% of Instinet’s total institutional order flow. On its peak day so far (in December 2002), the system processed nearly 35 million shares. Instinet aims to double the number of customers using Portal by the end of 2003.

•	Newport(TM), Instinet’s patent-pending global program-trading and execution management solution, was deployed at 50 clients in the U.S. and Europe by the end of the quarter, more than twice as many as in the previous quarter. Customers are using Newport to trade in global markets, to access Instinet Global Crossing, to implement rules-based automated trading, and to route orders to other unaffiliated broker-dealers. In addition, Newport is used actively on Instinet’s own program-trading, sales-trading and working-order desks to receive and trade portfolios and discretionary orders on behalf of clients.

•	The company completed the first phase of interaction between the Instinet and Island order books, using our Smart Router and IOC technology to give each system’s customers seamless access to a combined virtual book. The migration of U.S. FIX customers to our new, faster FIX protocol, ITFI-Lite, was completed. Instinet also shifted its quoting to the Alternative Display Facility.

•	In January 2003, the company completed a significant component of cost-saving when it successfully converted Island’s clearing to Instinet Clearing Services in one of the largest such conversions in the history of Wall Street. The company expects to significantly reduce clearing costs subsequent to the conversion.

“The increase in our trading volume and market share shows the quality of our offerings to clients,” said Jean-Marc Bouhelier, Chief Operating Officer of Instinet. “We persevered through a difficult 2002, but I think 2003 holds a lot of opportunity as we focus on serving our clients, reducing costs, and increasing our market share within each of our customer segments through the deployment of new products and services. We will continue to adapt our operating model to meet the demands of a very challenging market environment.”

Webcast

Instinet will webcast a conference call to discuss its fourth quarter results at 11:00 a.m. New York time today at http://www.investor.instinet.com. A replay will be available at the same address following the call.

About Instinet

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. Unlike most traditional broker-dealers, we act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

(1) Unless otherwise specified, financial results and statistical information referred to in this release include data for Island Holding Company, Inc. following the closing of our acquisition of Island on September 20, 2002.

(2) See table titled “Reconciliation of Pro Forma Operating Results”.

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2003 Instinet Corporation and its affiliated companies. All rights reserved. Instinet Clearing Services, Inc. is a wholly owned subsidiary of Instinet Corporation, both members NASD/SIPC, and subsidiaries of Instinet Group Incorporated. INSTINET, the INSTINET Mark, the Instinet Trading Portal and Newport are trademarks and service marks in the United States and in other countries throughout the world. Island Holding Company and the Island ECN, Inc., member NASD/CSE/SIPC, are subsidiaries of Instinet Group Incorporated. The Island ECN operates as an entity separate from Instinet Corporation’s ECN.

This news release may be deemed to include forward-looking statements relating to Instinet. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are included in Instinet’s Quarterly Report on Form 10-Q for the period ended September 30, 2002, and other documents filed with the SEC and available on the Company’s website. Certain information regarding Nasdaq trading volumes is also included in Instinet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and on the Company’s website at www.instinet.com. These statements speak only as of the date of this news release, and the Company does not undertake any obligation to update them.

Instinet Group Incorporated CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts) (Unaudited)

	Three months ended		Pct Chg inc/(decr)

	Dec 31, 2002	Dec 31, 2001

REVENUES
Transaction fees	$278,441	$319,219	(12.8)%
Interest	8,546	11,562	(26.1)
Investments	(19,878)	17,817	—

Total revenues	267,109	348,598	(23.4)

EXPENSES
Compensation and benefits	60,745	83,996	(27.7)
Soft dollar and commission recapture	50,161	58,174	(13.8)
Broker-dealer rebates	56,601	—	—
Brokerage, clearing and exchange fees	36,994	40,364	(8.3)
Communications and equipment	36,604	32,872	11.4
Depreciation and amortization	24,659	21,269	15.9
Occupancy	16,158	11,587	39.4
Professional fees	7,820	7,880	(0.8)
Marketing and business development	3,756	2,739	37.1
Other	16,559	13,742	20.5
Restructuring	62,405	1,557	—
Loss of fixed assets at World Trade Center	—	818	—
Insurance recovery of fixed assets lost at the World Trade Center	—	(1,472)	—

Total expenses	372,462	273,526	36.2

Income/(loss) from continuing operations before income taxes	(105,353)	75,072
Income tax provision	6,690	26,662

Income/(loss) from continuing operations	(112,043)	48,410
Discontinued operations:
Loss from operations of fixed income business	(412)	(4,535)
Income tax benefit	252	1,844

Net income/(loss)	$(112,203)	$45,719

Earnings/(loss) per share - basic and diluted
Income/(loss) from continuing operations	$(0.34)	$0.19
Discontinued operations:
Loss from operations of fixed income business	(0.00)	(0.02)
Income tax benefit	0.00	0.01

Net income/(loss)	$(0.34)	$0.18

Weighted average shares outstanding - basic	329,933	248,351	32.8
Weighted average shares outstanding - diluted	331,498	248,351	33.5

Note: Results for Island Holding Company, Inc. are included in 2002.

Instinet Group Incorporated CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts) (Unaudited)

	Year ended		Pct Chg inc/(decr)

	Dec 31, 2002	Dec 31, 2001

	(Unaudited)	(Audited)
REVENUES
Transaction fees	$1,078,172	$1,424,343	(24.3)%
Interest	40,137	49,296	(18.6)
Investments	(59,109)	17,388	—

Total revenues	1,059,200	1,491,027	(29.0)

EXPENSES
Compensation and benefits	281,761	406,348	(30.7)
Soft dollar and commission recapture	217,314	220,050	(1.2)
Broker-dealer rebates	124,399	—	—
Brokerage, clearing and exchange fees	149,521	146,223	2.3
Communications and equipment	125,720	156,002	(19.4)
Depreciation and amortization	78,424	80,754	(2.9)
Occupancy	55,528	49,918	11.2
Professional fees	24,594	39,990	(38.5)
Marketing and business development	17,094	22,143	(22.8)
Other	58,984	54,534	8.2
Restructuring	120,800	24,378	—
Goodwill impairment	551,991	—	—
Loss of fixed assets at World Trade Center		20,346	—
Insurance recovery of fixed assets lost		(21,000)	—

Total expenses	1,806,130	1,199,686	50.6

Income/(loss) from continuing operations before income taxes
and the cumulative effect of change in accounting principle	(746,930)	291,341
Income tax provision/(benefit)	(53,088)	122,210

Income/(loss) from continuing operations before the cumulative
effect of change in accounting principle	(693,842)	169,131
Discontinued operations:
Loss from operations of fixed income business	(33,768)	(39,133)
Income tax benefit	11,022	14,769

Income/(loss) before cumulative effect of change in accounting principle	(716,588)	144,767
Cumulative effect of change in accounting principle, net of tax	(18,642)	—

Net income/(loss)	$(735,230)	$144,767

Earnings/(loss) per share - basic and diluted
Income/(loss) from continuing operations	$(2.56)	$0.73
Discontinued operations:
Loss from operations of fixed income business	(0.12)	(0.17)
Income tax benefit	0.04	0.07

Income/(loss) before cumulative effect of change in accounting principle	(2.64)	0.63
Cumulative effect of change in accounting principle	(0.07)	—

Net income/(loss)	$(2.71)	$0.63

Weighted average shares outstanding - basic	271,542	230,561	17.8
Weighted average shares outstanding - diluted	272,135	230,564	18.0

Note: Results for Island Holding Company, Inc. are included subsequent to 9/20/02.

Instinet Group Incorporated CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts) (Unaudited)

	Three months ended		Pct Chg inc/(decr)

	Dec 31, 2002	Sept. 30, 2002

REVENUES
Transaction fees	$278,441	$263,917	5.5%
Interest	8,546	10,699	(20.1)
Investments	(19,878)	(20,336)	—

Total revenues	267,109	254,280	5.0

EXPENSES
Compensation and benefits	60,745	63,809	(4.8)
Soft dollar and commission recapture	50,161	51,824	(3.2)
Broker-dealer rebates	56,601	39,004	—
Brokerage, clearing and exchange fees	36,994	42,079	(12.1)
Communications and equipment	36,604	26,620	37.5
Depreciation and amortization	24,659	16,712	47.6
Occupancy	16,158	12,223	32.2
Professional fees	7,820	5,110	53.0
Marketing and business development	3,756	2,451	53.2
Other	16,559	9,899	67.3
Restructuring	62,405	955	—
Goodwill impairment	—	551,991	—

Total expenses	372,462	822,677	(54.7)

Income/(loss) from continuing operations before income taxes	(105,353)	(568,397)
Income tax provision	6,690	(39,958)

Income/(loss) from continuing operations	(112,043)	(528,439)
Discontinued operations:
Loss from operations of fixed income business	(412)	—
Income tax benefit	252	—

Net income/(loss)	$(112,203)	$(528,439)

Earnings/(loss) per share - basic and diluted
Income/(loss) from continuing operations	$(0.34)	$(2.05)
Discontinued operations:
Loss from operations of fixed income business	(0.00)	—
Income tax benefit	0.00	—

Net income/(loss)	$(0.34)	$(2.05)

Weighted average shares outstanding - basic	329,933	258,206	27.8
Weighted average shares outstanding - diluted	331,498	258,487	28.2

Note: Results for Island Holding Company, Inc. are included subsequent to 9/20/02.

Instinet Group Incorporated KEY STATISTICAL INFORMATION The following table presents key transaction volume information, as well as certain other operating information.

				Pct Chg – inc/(decr)
	Three months ended
				Dec 31 2002 versus:
	Dec 31 2002	Sep 30 2002	Dec 31 2001	Sep 30 2002	Dec 30 2001

Net transaction fees from US equities (thousands) (1)	$133,547	$130,121	$211,290	2.6	(36.8)%
Net transaction fees from non-US equities (thousands) (1)	$34,635	$40,495	$46,512	(14.5)	(25.5)

Total net equity transaction fees (thousands) (1)	$168,182	$170,616	$257,802	(1.4)	(34.8)

Total U.S. equity share volume (millions) (2), (3)	228,692	239,100	220,876	(4.4)	3.5
Instinet’s U.S. equity share volume (millions) (2)	36,771	26,471	17,229	38.9	113.4
Instinet’s share of total U.S. equity share volume (2), (3)	16.1%	11.1%	7.8%

Total Nasdaq-listed equity share volume (millions) (3)	105,116	110,195	119,086	(4.6)	(11.7)
Instinet’s Nasdaq-listed equity share volume (millions)	31,182	22,569	14,016	38.2	122.5
Instinet’s share of total Nasdaq-listed equity share volume (3)	29.7%	20.5%	11.8%

Total U.S. exchange-listed equity share volume (millions)	123,576	128,905	101,578	(4.1)	21.7
Instinet’s U.S. exchange-listed equity share volume (millions)	5,589	3,902	3,213	43.2	73.9
Instinet’s share of total U.S. exchange-listed equity share volume	4.5%	3.0%	3.2%

Instinet’s U.S. equity transaction volume (thousands)	64,673	37,789	23,937	71.1	170.2
Instinet’s non-U.S. equity transaction volume (thousands)	1,330	2,376	2,460	(44.0)	(45.9)

Instinet’s total equity transaction volume (thousands)	66,003	40,165	26,397	64.3	150.0

Instinet’s average net equity transaction fee revenue (U.S. cents per share per side) (1)	0.18	0.25	0.61	(28.0)	(70.5)
Instinet’s average U.S. equity transaction size (shares per transaction)	569	700	720	(18.8)	(21.0)
Instinet’s average equity transactions per day (thousands)	1,031	628	412	64.3	150.2

Full time employees at period end	1,474	1,723	2,132	(14.5)	(30.9)

(1)	Net equity transaction fees exclude revenues directly related to “Soft Dollar and Commission Recapture” and “Broker-dealer Rebates”, and thus do not represent U.S. GAAP.

(2)	Represents Instinet Group Incorporated volume from all sources, including the Island ECN subsequent to 9/20/02, ProTrader Securities L.P. subsequent to 10/1/01 and Instinet Corporation. U.S. shares consist of shares of exchange-listed and Nasdaq-quoted stocks. For a description of how we calculate our Nasdaq volumes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Statistical Information — Nasdaq Volume Calculations” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

(3)	Market share information may be subject to change when NASDAQ posts its final volume statistics.

Instinet Group Incorporated
RECONCILIATION OF PRO FORMA OPERATING RESULTS
In evaluating the Company’s financial performance, management reviews results from operations, which excludes non-operating or one-time charges. The following is a reconciliation of US GAAP results to pro forma operating results.

	Three Months Ended			Year Ended

	Dec 31 2002	Sep 30 2002	Dec 31 2001	Dec 31 2002	Dec 31 2001

Total revenues, as reported	$267,109	$254,280	$348,598	$1,059,200	$1,491,027
Less investments	(19,878)	(20,336)	17,817	(59,109)	17,388

Adjusted operating revenues	286,987	274,616	330,781	1,118,309	1,473,639

Total expenses, as reported	372,462	822,677	273,526	1,806,130	1,199,686
Less goodwill impairment	—	551,991	—	551,991	—
Less restructuring	62,405	955	1,557	120,800	24,378
Less fixed assets lost at the World Trade Center	—	—	818	—	20,346
Less insurance recovery of fixed assets lost	—	—	(1,472)	—	(21,000)

Adjusted operating expenses	310,057	269,731	272,623	1,133,339	1,175,962

Adjusted operating income/(loss) from
continuing operations before income taxes
and cumulative effect of change in
accounting principle	(23,070)	4,885	58,158	(15,030)	297,677

Income tax provision/(benefit), as reported	6,690	(39,958)	26,662	(53,088)	122,210
Less tax effect of pro forma adjustments	19,773	41,833	(6,953)	(46,475)	(11,745)

Adjusted operating income tax provision/(benefit)	(13,083)	1,875	33,615	(6,613)	133,955

Income/(loss) from continuing operations before
cumulative change in accounting principle, as reported	(112,043)	(528,439)	48,410	(693,842)	169,131
Less net effect of adjustments	(102,056)	531,449	23,867	(685,425)	5,409

Adjusted operating income	$(9,987)	$3,010	$24,543	$(8,417)	$163,722

17 February 2003.    Reuters Appoints Jon Robson Global Head of Fixed Income

London — Reuters, the global information company, today announced the appointment of Jon Robson, former CEO of MoneyLine Telerate, as Global Head of Fixed Income. In this role, he will lead a global team responsible for Reuters fixed income product development and sales initiatives. Jon founded MoneyLine in 1998 and has more than twenty years of experience in the financial information services industry. His appointment is effective next month.

Devin Wenig, President, Investment Banking & Brokerage, Reuters Group, said: “By adding Jon’s expertise to an already strong position in fixed income Reuters now further differentiates itself from its competitors. Recent initiatives such as click-to-trade functionality and our increasingly robust fixed income content sets make us the partner of choice for both buy and sell side fixed income market participants. Jon’s guidance will lead us to develop new growth opportunities in this market.”

End

Contact:

Nancy Bobrowitz
Corporate Communications
Tel: +1 917 662 9279
Nancy.bobrowitz@reuters.com

Yvonne Diaz
Corporate Communications
Tel: +44 20 7542 2615
yvonne.diaz@reuters.com

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

18 February 2003.    Reuters to Acquire Multex

London – Reuters Group PLC (LSE: RTR, NASDAQ: RTRSY), the global information company, and Multex.com, Inc. (Nasdaq: MLTX), a premier provider of global financial information, have entered into a definitive agreement for Reuters to acquire Multex for $7.35 (£4.56) per share in cash.

Based in New York, Multex offers comprehensive financial information on over 25,000 active companies worldwide and earnings estimate data on over 16,000 companies in 60 countries. It reported 2002 revenue of $92.4 million (£57.4 million), EBITDA of $11.5 million (£7.1 million) and a net loss of $7.4 million (£4.6 million), in accordance with US GAAP. The acquisition covers net assets with a book value at 31 December 2002 of $109.0 million (£68.0 million), including $50.6 million (£31.0 million) of cash.

Reuters currently owns 6% (1.94 million) of Multex’s 32.5 million outstanding shares. Senior management of Multex, who own approximately 5% of Multex not including options, have committed to support the deal by tendering their shares.

Under the agreement, Reuters will begin a tender offer within the next few days for all outstanding shares of Multex. The tender offer will be followed by a merger in which all remaining Multex shareholders will receive the same per share price. Net of Multex’s estimated cash and the 6% interest already held by Reuters, and taking account of transaction expenses, the cash cost to Reuters will be approximately $195.0 million (£121.0 million).

The acquisition agreement has been approved by the boards of directors of both companies and is subject to customary conditions, including standard regulatory approvals.

Multex possesses significant content assets, access to the research community and market experience that are expected to bring substantial benefits to Reuters and its customers. It strengthens the Group’s financial information products with the addition of deeper global company information and estimates as well as global research content. Reuters will combine these assets with its own to offer the producers and consumers of investment research innovative, cost-effective solutions. Outside of the professional financial markets, Reuters will use these assets to create segmented online financial news, data and research products for retail consumers as well as corporate and media customers.

Tom Glocer, Reuters Group Chief Executive, said: “Multex will play an important part in “Fast Forward,” our drive to become a more competitive, focused and profitable information company. We know this company well. It offers compelling information and products that are valued by financial professionals and consumers alike. At a time of structural change in the financial markets, its investment research assets and relationships are particularly attractive. “We plan a quick and full integration that we expect to yield cost savings within both organisations and that will enable us to take Multex’s business to scale with the help of Reuters global distribution infrastructure. Multex and its talented staff will add lasting value to Reuters.”

Isaak Karaev, Chairman and Chief Executive Officer of Multex, said: “Our dedicated employees have worked extremely hard to make our company such a success, and I am very excited by the possibilities of the combined organisation. Since our inception, Multex has developed outstanding products and has established solid relationships with our clients and partners. During these years, we enjoyed an excellent working relationship with Reuters across both our institutional and retail products and are familiar with each other’s business.

"Reuters leading brand, scale, and market reach are exceptionally valuable assets that will allow us to deepen our penetration into the markets we each serve. I look forward to fully integrating our products and relationships with Reuters. Together, we will enhance our competitive position, open up areas for growth, and maximise our ability to offer high value products to our clients.”

Karaev will become President of Reuters Investment Banking and Brokerage segment after the acquisition closes.

The offer requires that sufficient shares be tendered for Reuters to obtain at least a majority of Multex’s fully diluted shares when added to the 6% interest it already holds. Subject to satisfaction of its conditions, the tender offer is expected to be completed by the end of March. Following the subsequent merger, Multex will become a wholly-owned subsidiary of Reuters.

Under UK GAAP, Reuters expects the acquisition to reduce normalised profit before tax by approximately £10.0 million ($16.0 million) in 2003 as a result of integration and financing costs. The acquisition is expected to have a positive impact thereafter.

J.P. Morgan plc acted as financial advisor and Sullivan & Cromwell LLP served as legal counsel to Reuters. Bear, Stearns & Co. Inc. acted as financial advisor and Davis, Polk & Wardwell served as legal counsel to Multex. In addition, MacKenzie Partners, Inc. has been retained by Reuters to act as Information Agent for its tender offer.

Ends

Contact

Reuters:

Nancy Bobrowitz
Tel: +1 917 662 9
Corporate Communications — US
nancy.bobrowitz@reuters.com

Susan Allsopp
Tel: +44 207 542 84 04
Corporate Communicate — UK
susan.allsopp@reuters.com

Multex:

Deborah Lipson Hochberg
Tel: +1 212 607 2601
Investor Relations & Corporate Strategy
lipsond@multex.com

Samantha Topping
Tel: +1 646 576 5584
Director Global Media Relations
s.topping@multex.com

NOTE TO EDITORS:

MULTEX’S STOCKHOLDERS ARE ADVISED TO READ REUTERS TENDER OFFER STATEMENT ON SCHEDULE TO AND MULTEX’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN THEY ARE AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/ RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO SHAREHOLDERS OF MULTEX, AT NO EXPENSE TO THEM. THE SCHEDULE TO, THE SCHEDULE 14D-9 AND OTHER FILED DOCUMENTS WILL ALSO BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV. COPIES OF THE TENDER OFFER MATERIALS AND THE SCHEDULE 14D-9 WILL ALSO BE ABLE TO BE OBTAINED BY CONTACTING MACKENZIE PARTNERS AT (800) –322-2885 TOLL-FREE OR BY EMAIL TO proxy@mackenziepartners.com. THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF MULTEX. THE TENDER OFFER WILL BE MADE SOLELY BY AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL TO BE DISSEMINATED UPON THE COMMENCEMENT OF THE TENDER OFFER.

Reuters Forward-Looking Statements Disclaimer

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters and Multex’s financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters and Multex. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risks that sufficient tenders by Multex shareholders are not received or that necessary regulatory approvals are not obtained. In addition, statements regarding the expected benefits of the transaction are subject to the risk that expected synergies will not be achieved, risks related to the integration of the companies’ operations and products, and general risks associated with the companies’ businesses. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For additional information regarding such factors, please see the press release issued by Reuters 18 February 2003 regarding its Strategy Update and 2002 Results Highlight as well as “Risk Factors” in the Reuters Annual Report and Form 20-F for the year ended 31 December 2002, and “Risk Factors” in the Multex Quarterly Report on Form 10-Q for the quarterly period ended 30 September 2002. Copies of the press release and Annual Report and Form 20-F, in the case of Reuters, and the Quarterly Report on Form 10-Q, in the case of Multex, are available on request from Reuters, 85 Fleet Street, London EC4P 4AJ and Multex, 100 William Street, New York, 10038 respectively. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made. Reuters does not undertake to update any forward-looking statements.

Multex Forward-Looking Statements Disclaimer

This press release includes forward-looking statements made under the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions identify such forward-looking statements. These statements are not guarantees of future performance. They are based on our current expectations and projections about future events, and are subject to a number of risks, uncertainties and assumptions about Multex that could cause actual results to differ materially from those expressed herein. Such risks and uncertainties are described in the periodic reports Multex files with the Securities and Exchange Commission, including under the caption “Risk Factors that May Affect Future Results” in our Annual Report on Form 10-K. Such risks and uncertainties include, but are not limited to: Changing Internet markets and economic conditions; downturns in the financial services industry; increasing competition in our investment research, earnings estimates and ASP businesses; the loss of existing customers or channel partners; our ability to attract and retain highly skilled employees; uncertainty as to future U.S. and international regulations governing the Internet; and potential failures of our network infrastructure. Our reported results should not be considered an indication of future performance. Unless required by law, Multex undertakes no obligation to update forward-looking statements.

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

About Multex

Founded in 1993, Multex is a leading provider of global broker and independent research, consensus and detailed analyst estimates, and comprehensive fundamental and business information on more than 25,000 active companies worldwide. Through multiple delivery channels, we serve the information needs of investment management firms, broker-dealers, corporations and individuals. Based in New York, Multex has over 550 employees in offices across North America, Europe and Asia.

J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Reuters Group PLC as financial adviser (within the meaning of the Rules of the Financial Services Authority) and for no one else in connection with the proposed acquisition of Multex.com, Inc. and will not be responsible to anyone other than Reuters Group PLC for providing the protections afforded to clients of J.P. Morgan plc or for giving advice in relation to the proposed acquisition of Multex.com, Inc.

18 February 2003.    Reuters Appoints New Executive Director

London – Reuters today announced that Devin Wenig has joined the Group’s Board as an executive director with effect from 17 February 2003. At the same time the company said he will take up a new role with responsibility for leading Reuters four customer segments.

Devin Wenig, 36, has been President of the Reuters Investment Banking and Brokerage segment since September 2001. He joined Reuters in 1993 as Corporate Counsel, Reuters America and has held a number of senior management positions. He is a non-executive director of the Instinet Group Inc, Multex.com Inc and Nastech Pharmaceutical Company.

Sir Christopher Hogg, Reuters Chairman, said; “Devin Wenig has been a key contributor to Reuters strategy and product development plans and will play a critical role in executing them going forward. I welcome him to the Board where his vision and close grasp of the business will be greatly appreciated.”

End

Contact:

Peter V Thomas
Tel +44 (0) 20 7542 4890
Email: peter.v.Thomas@reuters.com

Note to Editors

Devin Wenig

There is nothing that is required to be disclosed pursuant to section 6F (2) b-g pf the Listing Rules of the UK Listing Authority.

List of present and past directorships:

Present Past

Instinet Group Inc Aether Systems, Inc
Multex.com Inc
Nastech Pharmaceutical Company

Biography

Devin Wenig assumed responsibility for the Investment Banking/Brokerage Division for the Reuters Group on 1 September 2001. From January 2001 he served as President of Reuters Information (RI), the global division of Reuters covering full service information and software applications.

Prior to this, Wenig served in a number of senior management roles, including Managing Director of Marketing for Reuters Information, Executive Vice President of Marketing at Reuters America, and Senior Vice President of Business Development, Reuters America.

Wenig has served as a Director of a number of Reuters subsidiaries and portfolio companies and is presently a director of Multex.com Inc. He has also been a director of Nastech, a publicly traded biotechnology company for the past 11 years. Devin Wening joined Reuters in 1993 as Corporate Counsel, Reuters America. Before that he worked with the firm of Cravath, Swaine and Moore as a Mergers and Acquisitions attorney.

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

18 February 2003.    Reuters Group PLC - Correction to Dividend Information

Reuters announces that the final dividend for 2002 of 6.15 pence will be payable to ordinary shareholders on the register as at 14 March 2003. The ex-dividend date is 12 March 2003.

END

19 February 2003.    Sir Christopher Hogg

1. Name of company

Reuters Group PLC

2. Name of director

Sir Christopher Hogg

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barclays Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

10,000

8. Percentage of issued class

Less than 1%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary 25p shares

12. Price per share

133.75 pence per share

13. Date of transaction

19 February 2003

14. Date company informed

19 February 2003

15. Total holding following this notification

62,507 (+814 shares held by spouse)

16. Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Elizabeth Maclean - 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Ruth Yeoman

Date of Notification

19 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

20 February 2003.    Roberto Mendoza

1. Name of company

Reuters Group PLC

2. Name of director

Roberto Gonzales Mendoza

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Not advised.

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

25,000

8. Percentage of issued class

Less than 1%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary 25p shares

12. Price per share

131 pence per share

13. Date of transaction

19 February 2003

14. Date company informed

19 February 2003

15. Total holding following this notification

53,000

16. Total percentage holding of issued class following this notification

Less than 1%.

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

No

24. Name of contact and telephone number for queries

Elizabeth Maclean - 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

20 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

21 February 2003.  Devin Wenig

1. Name of company

Reuters Group PLC

2. Name of director

Devin Norse Wenig

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

JP Morgan Securities

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of ADRs

7. Number of shares / amount of stock acquired

4,000 ADRs (24,000 ordinary shares)

8. Percentage of issued class

Less than 1%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

ADRs

12. Price per share

$13.12 per ADR

13. Date of transaction

20 February 2003

14. Date company informed

21 February 2003

15. Total holding following this notification

13,059 ADRs

16. Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Elizabeth Maclean - 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

21 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

24 February 2003.    Philip Green

1. Name of company

Reuters Group PLC

2. Name of director

Philip Nevill Green

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Philip Nevill Green

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

a) Release of 100,000 ordinary shares to director pursuant to 1999 Performance Related Share Plan (PRSP)b) Sale of shares, principally to meet related taxes

7. Number of shares / amount of stock acquired

59,839

8. Percentage of issued class

Less than 1%

9. Number of shares/amount of stock disposed

40,161

10. Percentage of issued class

Less than 1%

11. Class of security

Ordinary 25p shares

12. Price per share

£1.345 pence per share

13. Date of transaction

Both transactions - 24 February 2003

14. Date company informed

24 February 2003

15. Total holding following this notification

76,839

16. Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable

18. Period during which or date on which exercisable

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of shares or debentures involved: class, number

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable

22. Total number of shares or debentures over which options held following this notification

Not applicable

23. Any additional information

No

24. Name of contact and telephone number for queries

Elizabeth Maclean - 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

24 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

25 February 2003.    David Grigson

1. Name of company

Reuters Group PLC

2. Name of director

David John Grigson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 or in respect of a non-beneficial interest

Shareholder named in 2.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

David John Grigson

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

20,000

8. Percentage of issued class

Less than 1%.

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary 25p shares

12. Price per share

124.75 pence per share

13. Date of transaction

25 February 2003

14. Date company informed

25 February 2003

15. Total holding following this notification

30,045

16. Total percentage holding of issued class following this notification

Less than 1%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

Not applicable.

18. Period during which or date on which exercisable

Not applicable.

19. Total amount paid (if any) for grant of the option

Not applicable.

20. Description of shares or debentures involved: class, number

Not applicable.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Not applicable.

22. Total number of shares or debentures over which options held following this notification

Not applicable.

23. Any additional information

No

24. Name of contact and telephone number for queries

Elizabeth Maclean - 020 7542 6706

25. Name and signature of authorised company official responsible for making this notification

Elizabeth Maclean

Date of Notification

25 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

26 February 2003.    Reuters Begins Tender Offer to Acquire Multex

London – Reuters Group PLC (LSE: RTR, NASDAQ: RTRSY), the global information company, today is commencing its previously-announced tender offer for all outstanding shares of Multex.com, Inc. (Nasdaq: MLTX), a premier provider of global financial information.

The offer will expire at 12:00 midnight, New York City time, on Tuesday, 25 March 2003, unless the offer is extended.

The two companies last week announced an agreement for Reuters to acquire Multex for $7.35 per share in cash. The tender offer, which is being conducted pursuant to the agreement, is subject to customary conditions, including standard regulatory approvals, and requires that sufficient shares be tendered for Reuters to obtain at least a majority of Multex’s fully diluted shares when added to the 6% interest it already holds. The tender offer will be followed by a merger in which all remaining Multex shareholders will receive the same per share price.

MacKenzie Partners, Inc. has been retained by Reuters to act as information agent for its tender offer.

Contact

Reuters:

Nancy Bobrowitz
Corporate Communications – US
Tel: +1 917 662 9279
nancy.bobrowitz@reuters.com

Susan Allsopp
Corporate Communicate – UK
Tel: +44 207 542 8404
susan.allsopp@reuters.com

Multex:

Deborah Lipson Hochberg
Investor Relations & Corporate Strategy
Tel: +1 212 607 2601
lipsond@multex.com

Samantha Topping
Director Global Media Relations
Tel: +1 646 576 5584
stopping@multex.com

MULTEX’S STOCKHOLDERS ARE ADVISED TO READ REUTERS’ TENDER OFFER STATEMENT ON SCHEDULE TO AND MULTEX’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY CONTAIN IMPORTANT INFORMATION. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/ RECOMMENDATION STATEMENT, ARE BEING MADE AVAILABLE TO SHAREHOLDERS OF MULTEX, AT NO EXPENSE TO THEM. THE SCHEDULE TO, THE SCHEDULE 14D-9 AND OTHER FILED DOCUMENTS WILL ALSO BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT WWW.SEC.GOV. COPIES OF THE TENDER OFFER MATERIALS AND THE SCHEDULE 14D-9 ARE ALSO BE ABLE TO BE OBTAINED BY CONTACTING MACKENZIE PARTNERS AT (800) –322-2885 TOLL-FREE OR BY EMAIL TO proxy@mackenziepartners.com. THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF MULTEX. THE TENDER OFFER WILL BE MADE SOLELY BY AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL BEING DISSEMINATED IN CONNECTION WITH THE TENDER OFFER.

Reuters Forward-Looking Statements Disclaimer

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business. In particular, statements regarding the consummation of the transaction are subject to risks that the closing conditions to the transaction will not be satisfied, including the risks that sufficient tenders by Multex shareholders are not received or that necessary regulatory approvals are not obtained. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. For additional information regarding such factors, please see the press release issued by Reuters 18 February 2003 regarding its Strategy Update and 2002 Results Highlight as well as “Risk Factors” in the Reuters Annual Report and Form 20-F for the year ended 31 December 2002. Copies of the press release and Annual Report and Form 20-F are available on request from Reuters, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters speak only as of the date they are made. Reuters does not undertake to update any forward-looking statements.

Multex Forward-Looking Statements Disclaimer

This press release includes forward-looking statements made under the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions identify such forward-looking statements. These statements are not guarantees of future performance. They are based on our current expectations and projections about future events, and are subject to a number of risks, uncertainties and assumptions about Multex that could cause actual results to differ materially from those expressed herein. Such risks and uncertainties are described in the periodic reports Multex files with the Securities and Exchange Commission, including under the caption “Risk Factors that May Affect Future Results” in our Annual Report on Form 10-K. Such risks and uncertainties include, but are not limited to: Changing Internet markets and economic conditions; downturns in the financial services industry; increasing competition in our investment research, earnings estimates and ASP businesses; the loss of existing customers or channel partners; our ability to attract and retain highly skilled employees; uncertainty as to future U.S. and international regulations governing the Internet; and potential failures of our network infrastructure. Our reported results should not be considered an indication of future performance. Unless required by law, Multex undertakes no obligation to update forward-looking statements.

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trade marks of the Reuters group of companies.

About Multex

Founded in 1993, Multex is a leading provider of global broker and independent research, consensus and detailed analyst estimates, and comprehensive fundamental and business information on more than 25,000 active companies worldwide. Through multiple delivery channels, we serve the information needs of investment management firms, broker-dealers, corporations and individuals. Based in New York, Multex has over 550 employees in offices across North America, Europe and Asia.